News Release
B2Gold Acquires Securities of Calibre Mining Corp.

Vancouver, May 03, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold”) announces that on May 2, 2012, it acquired ownership of 20,000,000 units (the “Units”) of Calibre Mining Corp. (“Calibre”) at a price of $0.25 per Unit pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of $0.50 per share for a period of 12 months from the date of issuance. The Units were acquired by B2Gold pursuant to the "minimum investment amount" exemption contained in National Instrument 45-106 Prospectus and Registration Exemptions.

Upon completion of the acquisition, B2Gold owns 20,000,000 common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre. Assuming full exercise of B2Gold’s 10,000,000 warrants, B2Gold would own 30,000,000 common shares, representing approximately 15.2% of the issued and outstanding common shares of Calibre.

B2Gold acquired the securities for investment purposes and has no present intention of acquiring other securities of Calibre or of disposing of any of the securities of Calibre which it holds, other than potential acquisition of common shares pursuant to the exercise of the 10,000,000 warrants held by B2Gold. Depending upon B2Gold’s evaluation of Calibre’s business, prospects and financial condition, the market for Calibre’s securities, general economic conditions and other considerations, B2Gold may acquire other additional securities of Calibre or sell some or all of the securities it holds.

An early warning report in respect of the above-noted transaction will be filed on SEDAR and will be available at www.sedar.com. For further information, please contact:

Roger Richer
Executive Vice President, General Counsel & Secretary
3100 – 595 Burrard Street
Vancouver, British Columbia
Telephone (604) 681-8371

About B2Gold Corp.

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua and a strong portfolio of development and exploration assets in Nicaragua, Namibia, Colombia and Uruguay. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO” and on the OTCQX under the symbol “BGLPF”.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.